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                            March 27, 2023

       Yi Shao
       Chief Executive Officer
       Oriental Culture Holding LTD
       Room 1402, Richmake Commercial Building
       198-200 Queen   s Road Central, Hong Kong

                                                        Re: Oriental Culture
Holding LTD
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed March 7, 2023
                                                            File No. 333-262398

       Dear Yi Shao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 2, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-3 Filed March 7,
2023

       Risk Factors
       "Nan County Public Safety Bureau has frozen certain bank accounts ... ", page 19

   1. We note your amended disclosure in response to comment 1. Please revise to explain why you determined not to
make any further withdrawals from the accounts. Also,
                                                        please disclose the
number of customers that currently have deposits in the accounts and the number of customers
that have been able to successfully retrieve their deposits, if material.
 Yi Shao
FirstName  LastNameYi
Oriental Culture HoldingShao
                         LTD
Comapany
March      NameOriental Culture Holding LTD
       27, 2023
March2 27, 2023 Page 2
Page
FirstName LastName
General

2. In the appropriate sections throughout your prospectus, please revise to discuss the
         February 24, 2023 Provisions on Strengthening Confidentiality and Archives
         Administration of Overseas Securities Offering and Listing by Domestic Companies that was issued by the CSRC, the Ministry of Finance, the National Administration of State
         Secretes Protection and the National Archives Administration, its applicability to you, and the associated risks.
3. We note your disclosure that "[a]fter the New Overseas Listing Rules are enacted, the relevant filing procedures of the CSRC and other governmental authorities will be required in connection with our offerings." Please clearly state whether this offering will be subject to the New Overseas Listing Rules and whether the offering is contingent upon receipt of approval from the CSRC. In this regard, disclose your responsibilities under the
         New Overseas Listing Rules and the current status of your compliance with the process.
         Please also expand your disclosure to discuss the risk and impact to your business operations and offering of securities if you do not receive the relevant approvals, including potential fines, penalties, or sanctions and discuss whether delisting is a potential consequence.
       Please contact Cara Wirth at 202-551-7127 or Jennifer L pez Molina at 202-551-3792
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Jeffrey Li